07028743

Warsaw, 2007-12-10.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

RECEIVED
2007 DEC 27 A 8:15

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 32/2007.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

dlw 12/27

Current report no. 32

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that on December 7, 2007, it had entered into preliminary contract, under which the parties undertook the following obligations:

1) „Orbis"S.A. committed to sell real property located in Łódź, at Piotrkowska 72 street, including the title to perpetual usufruct of a plot of land no 109/1 having an area of 3,462 square meters and the ownership title to the building of the "Grand" Hotel erected on that plot of land, registered by the District Court for Łódz-Śródmieście, XVI Land and Mortgage Registry Division, in the land and mortgage register no. KW LD1M/00102070/0, together with the fittings, fixtures and equipment, for a net price of PLN 73,480,392 (say: seventy three million four hundred eighty thousand three hundred ninety two Polish Zloty); and

2) the buyer committed to buy the above-mentioned property and to settle the payment in December 2007.

Warsaw, 2007-12-10.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 31/2007.
Best regards

Krzysztof Gerula

Vice-President

Current report no. 31/2007

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Registry, Register of Business Operators no. (KRS) 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs about the sale, on December 3, 2007, of 2,157 shares having a nominal value of PLN 500 each, the book value of which in „ORBIS" S.A. accounts totals PLN 1,078,500 (one million seventy eight thousand five hundred Polish Zloty), accounting for 48.967% of the share capital of the company Przedsiębiorstwo Hotelowe „Majewicz" Spółka z o.o. with its registered address in Bydgoszcz, registered in the District Court for the city of Bydgoszcz, XIII Commercial Division of the National Court Register no. KRS 0000091219 (hereinafter, the „Company") and representing 2,157 votes at the Company's Shareholders' Meeting. In the Share Sale and Purchase Agreement, the parties agreed that in the relations between the Seller and the Buyer, the rights in sold Shares shall be transferred upon each of the Buyers on the date of payment of the price agreed for each of the Buyers, which took place on December 3, 2007. The sold Shares are not encumbered with any third party rights and are not pledged.
The Buyers of the Shares who paid the amounts due for these shares to „ORBIS" S.A. are the remaining shareholders of the Company, i.e.:
Henryk Majewicz, who acquired 713 (say: seven hundred thirteen) Shares in the share capital of the Company for a total price of PLN 400,169.93; Andrzej Majewicz, who acquired 457 (say: four hundred fifty seven) Shares in the share capital of the Company for a total price of PLN 256,235.29, Maria Dulińska-Skoczypiec, who acquired 419 (say: four hundred nineteen) Shares in the share capital of the Company for a total price of PLN 234,882.35, Barbara Stolpiak, who acquired 183 (say: one hundred eighty three) Shares in the share capital of the Company for a total price of PLN 102,810.46, Andrzej Duliński, who acquired 89 (say: eighty nine) Shares in the share capital of the Company for a total price of PLN 49,823.53, Teresa Kosicka, who acquired 76 (say: seventy six) Shares in the share capital of the Company for a total price of PLN 42,705.88, Lucyna Rutkowska, who acquired 56 (say: fifty six) Shares in the share capital of the Company for a total price of PLN 31,633.99, Elżbieta Kociałkowska, who acquired 51 (say: fifty one) Shares in the share capital of the Company for a total price of PLN 28,470.59, Maria Kosicka, who acquired 38 (say: thirty eight) Shares in the share capital of the Company for a total price of PLN 21,089.33, Piotr Kosicki, who acquired 38 (say: thirty eight) Shares in the share capital of the Company for a total price of PLN 21,089.33; Hanna Dudarska, who acquired 35 (say: thirty five) Shares in the share capital of the Company for a total price of PLN 19,771.24 and Tomasz Dudarski, who acquired 2 (say: two) Shares in the share capital of the Company for a total price of PLN 1,318.08.
None of the buyers who were a party to the Share Sale and Purchase Agreement is an entity related to „ORBIS" S.A. or members of supervisory or management bodies of „ORBIS" S.A.

The criterion applied to determine that the sold shares are assets of substantial value is § 2 section 5 of the Regulation of the Minister of Finance dated October 19, 2005, concerning current and interim reports published by securities issuers.

Legal grounds: § 5 section 1 point 1 of the Regulation of the Minister of Finance dated October 19, 2005, concerning current and interim reports published by securities issuers.

END